September 27, 2007

Strata Oil & Gas Inc. Discovers Major Bitumen Resource

Strata Oil & Gas Inc. ("Strata") (OTCBB: SOIGF) is pleased to announce the results of its drill program conducted earlier in 2007. Independent analysis of the drilling results and existing data available on a portion of the leases held by Strata gave an estimate of the original oil in place of 2.25 billion barrels of bitumen. This volume is considered to be a "High Estimate" of the in-place Discovered Resource made in accordance with the procedures of the Canadian Oil and Gas Evaluation (COGE) Handbook.

Norwest Corporation ("Norwest") of Calgary, Alberta, Canada recently completed this independent evaluation of in-place bitumen resources on a portion of Strata's Cadotte leases which cover an area of 29 sections (approximately 18,345 acres) in the Peace River region of Alberta. Norwest evaluated data from 57 wells in the area to determine the thickness variation of the ore. Geophysical logs and laboratory measurements for 18 of these wells were also evaluated.

Norwest found that in the Debolt and Elkton carbonate Formations on Strata's leases much of the ore zone exceeded a thickness of 10 metres and a bitumen grade of 10 percent by weight. The resource is bedded and continuous with strong correlation of the ore zones between adjacent wells in the target area.

At a minimum bitumen grade of 10 percent by weight and an ore thickness of more than 10 metres, Norwest has identified a "Low Estimate" of 1.3 billion barrels in place on Strata's Cadotte leases. Norwest's "Best Estimate", which has a grade cut-off for bitumen of 8 percent by weight but no thickness constraint, is
1.99 billion barrels in-place.

"We are very pleased with these initial results," stated Manny Dhinsa, President and CEO of Strata, "which demonstrate that our resource at Peace River is exploitable and substantial. Our next step is to drill a series of production test wells in order to determine the most favorable method for extracting the bitumen".

Norwest is currently preparing a formal valuation on behalf of Strata that will assess the economic parameters of the project based on a number of scenarios. Strata expects to complete an engineering report and economic analysis in the fourth quarter of 2007. The estimate prepared by Norwest, compliant with the requirements of National Instrument 51-101, only addresses resources in-place. Recoverable bitumen volumes are not addressed in this report because no estimate of the recovery factor is available yet. Mr. Geoff Jordan, P. Geol., Senior Vice President of Norwest Corporation and a qualified person as defined by National Instrument 51-101 is responsible for the preparation of the technical information in this news release.

Strata Oil & Gas Inc. is a Canadian junior exploration company focused on carbonate-hosted bitumen deposits in the Peace River area of Alberta, Canada. Strata's current total land holdings consist of approximately 112,692 acres with 111,692 acres (approximately 165 sections) being located in the Peace River area.

Strata Oil & Gas is a trademark of Strata Oil & Gas Inc. Thi s announcement contains forward-looking statements which involve risks and uncertainties that include, among others, limited operating history, risks related to petroleum exploration, limited access to operating capital, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information is included in Strata's filings with the Securities and Exchange Commission which may be accessed through the SEC's web site at www.sec.gov.

Contact Info:

Investor Relations

1-800-488-0032

1-403-668-6539


Also see our website at www.strataoil.com